Rule 12g3 - 2b exemption
File No.: **82 - 5174**
Page No. 1 of 11 pages.

omi LIMITED

Occupational & Medical Innovations Limited
ABN 11 091 192 871
Unit 1/12 Booran Drive Slacks Creek Q 4127
PO Box 2150 Logan City DC Q 4114
Phone +61 7 3209 3099 Fax +61 7 3209 4765
Email info@omiltd.com Web www.omiltd.com

Friday November 21, 2003.

US Securities and Exchange Commission
Attn. Filing Desk
450 Fifth Street N.W.
Washington DC 20549
United States of America

03037719

SUPPL

Dear Sir/Madam,

Re: Items lodged with the Australian Stock Exchange

Please find enclosed the following documents that have recently been lodged with the Australian Stock Exchange.

ITEM	DATE LODGED	DESCRIPTION
1	12 November, 2003	Company Announcement: OMI Joins Medical Industry Association of Australia
2	17 November, 2003	Company Announcement: Chairmans Address to the Annual General Meeting
3	18 November, 2003	Company Announcement: Retirement of Director/Appendix 3Z
4	18 November, 2003	Company Announcement: Results from Annual General Meeting

PROCESSED
DEC 03 2003
THOMSON FINANCIAL

Should you require any additional information, please do not hesitate to contact me.

Yours faithfully,

BEN GRAHAM
Office Manager.

dlw 12/1

Occupational & Medical Innovations Limited
A.B.N. 11 091 192 871

LIMITED

Unit 1, 12 Booran Drive
SLACKS CREEK QLD 4127

PO Box 2150
LOGAN CITY BC QLD 4114

Ph: 07 3209 3099 Fax: 07 3209 4765

12 November 2003

OMI Joins Medical Industry Association of Australia

Occupational and Medical Innovations Ltd (OMI), a Queensland based medical devices company, today announced it had been granted membership of the Medical Industry Association of Australia (MIAA).

The MIAA is the leading body representing the Australian medical device and diagnostics industry. Its fundamental objective is to promote better healthcare outcomes for Australians through fostering an environment that enables member companies to prosper and grow their businesses.

Mr Bruce Kiehne, OMI Managing Director, said; "We are pleased to have been accepted into the ranks of the MIAA, and aspire to emulate the success of some of its members such as Australian healthcare pioneers Cochlear and Proteome Systems.

"The MIAA has developed excellent relationships with key government and regulatory bodies, and actively promotes networking and knowledge transfer among member companies".

With MIAA members providing 85 per cent of the Australian healthcare industry's non-pharmaceutical medical products, the association is able to provide influential representation in relation to regulations and policies affecting the business environment for medical device and diagnostic companies.

Bruce Kiehne
Managing Director

Occupational & Medical
Innovations Limited
A.B.N. 11 091 192 871

OMI LIMITED

Unit 1, 12 Booran Drive
SLACKS CREEK QLD 4127

PO Box 2150
LOGAN CITY BC QLD 4114

Ph: 07 3209 3099 Fax: 07 3209 4765

17 NOVEMBER 2003

CHAIRMANS ADDRESS TO THE ANNUAL GENERAL MEETING

As Chairman of OMI, I look forward to this section of the A G M, as it is my once a year chance to tell you, face to face, what's been happening in your company. Announcements to the ASX, media reports, company newsletters, can never tell the story in complete detail or give you a chance to ask questions. So, being mindful of commercially sensitive issues, I would like to tell you that since I spoke to you last, the Company has been through its most significant changes and growth since the public float in October 2000.

As the company grew, it was evident to the Board that we needed to flesh out the operational side of OMI. The first position to be identified as essential was that of General Manager and we sourced Mr Wayne Archibald to fill this. Wayne is a Bachelor of Economics from the Latrobe University in Melbourne and has an MBA from the University of Queensland. His past experience includes 10 years with Mobil Oil Australia Limited and various sales, marketing and management positions, finishing in accounting and finance as National Fuels Credit Manager. He also has considerable experience in small to large Business Franchising Systems, development and management.

Wayne joined us in June and his appointment has proven to be one of the best decisions made in OMI this last year. Amongst a whole raft of managerial decisions, Wayne identified and recruited his team of:

John Moylan

John, our International Business Manager has a Bachelor of Science Degree from Griffith University, Queensland. He has extensive experience with leading laboratories and multi-national medical device and equipment Manufacturers. He has spent the last 8 years with Becton Dickinson, one of the largest trans-national medical device manufacturers and distributors in the world. He filled the position of Australian and New Zealand Sales Manager with Becton Dickinson, specialising in syringe sales and technology. He has an enviable record in entering new markets and securing new business.

Occupational & Medical
Innovations Limited
A.B.N. 11 091 192 871

Kevin Costello
Kevin is our Operations Manager. He has a Master of Business Administration from University of Queensland and 10 years experience in project management in the building industry. He has also had 4 years experience with the Royal Australian Navy and commanded HMAS Manura, during its commissioning. Kevin has extensive international experience in project management within the ship building industry and has recently worked with Qld Rail and Suncorp as project Manager of leading IT initiatives.

Noel O'Doherty
Noel is our recently appointed Quality Assurance and Regulatory Affairs Manager. He is a Mechanical Engineer and has had 8 years experience with Vision Bio Systems in Melbourne. Noel has designed, installed and supported medical device equipment at an international level. He also has significant experience in managing the Regulatory and Listing process.

This is a formidable team which will negotiate OMI through all the tedious but never-the-less vital groundwork of quality assurance, regulatory affairs, TGA, FDA and CE mark approvals, as well as through the exciting stuff of international manufacturing and sales and distribution contracts.

It was Wayne, John and Bruce who negotiated the contract with our Syringe Manufacturer in China and it will be John and Wayne who will take our range of retractable syringes to the international market next year.

Going back to OMI's managerial structure for a moment, the last major piece in the operations jigsaw puzzle is the position of CEO. For sometime now, the Board has been considering the desirability of appointing a joint Chief Executive Officer with Bruce Kiehne. Because of the rapid expansion of the Company, Bruce our Managing Director, is finding that the time he has to devote to the creation of new products has been perilously little as he becomes embroiled in the day-to-day running of the company.

Bruce suggested the appointment of Mr Keith Taske, as joint Chief executive Officer. Keith has been involved with OMI since its inception and has had a successful Business career spaning almost 30 yrs. Fourteen of those have been in senior managerial positions with another 8 yrs as CEO of an Australian Company in the ACT. In his 4 yrs in the USA, Keith has been the resident Director of our American subsidiary company, OMI Inc. and as such, in the past, has been involved in negotiations with Becton Dickinson and another major trans-national medical

Company, Sims Portex on OMI's behalf. He has also developed contacts with US government officials in Washington who are involved with the prevention of sharps injuries in the USA and is intimately acquainted with the operations of OMI overall. But most importantly, Bruce has the utmost confidence and trust in Keith as a person and as a Business Manager.

The Board referred the matter to our nominations committee which gave extensive consideration to the issue, including the desirability of going through the process of publicly sourcing a person to be the joint CEO, from outside the Company. However, after due deliberation, the Committee resolved to recommend to the Board, the appointment of Mr Keith Taske as joint Chief Executive Officer.
Keith will take up his appointment later this month.

The Committee and the Board have the utmost confidence that Keith will perform the tasks of joint Chief Executive Officer with his usual enthusiasm and distinction. This appointment will free up Bruce so that he can concentrate on products already in the conception phase and take them through detailed design to the prototype stage, rapidly, as all our developed products go to market.

Coming now to our products.

In the past year, the Safety Scalpel design was refined and production tooling completed. Successful clinical trials were undertaken here and in the USA and full scale production has begun in China. As soon as QA and delivery issues are finalised, the scalpel will go on sale in the USA through our distributor there, Personna Medical.

We have recently finalised the Safety Scalpel Distribution Agreement, covering Australia and New Zealand, with Device Technologies Ltd. Distribution here, will quickly follow the initial distribution into the USA.

The Needleless Access Valve

Last year I announced the Heads of Agreement with BBraun Australia. At present we are working closely with the parent company BBraun and its Centre of Valve Excellence in the USA, to make the final adjustments to the valve before commissioning the production tooling and taking it to market.

Occupational & Medical Innovations Limited

A.B.N. 11 091 192 871

LIMITED

Now to the Syringe.

Last year at the time of the AGM, we were still considering the option of small scale manufacturing of the syringe ourselves. It became obvious that, starting from scratch, we couldn't hope to produce our syringe as quickly or as cheaply as the large state-of-the-art syringe producers in China. As stated earlier, we sourced, and have now signed a contract with one of China's largest syringe manufacturers.

They have undertaken to produce our syringe in one, three, five and ten millilitre sizes, by the middle of next year and at what we believe is a competitive manufacturing price. This will allow our International Business Manager to secure distribution contracts, both here and overseas, for the range of syringes, within the next year. I believe that he is already well underway.

I said in the recent Annual Report that this financial year will be the year of the syringe for OMI and we have already made the first major steps.

Finally, OMI recently passed an FDA Audit. The Food and Drug Administration Authority in the USA is the equivalent of our Australian Regulatory Body, TGA or Therapeutic Goods Administration. The FDA Auditor from the USA, passed OMI with not one critical comment. This is not a common occurrence and the staff at OMI are justifiably proud of their efforts in bringing this about. We have also just been informed that our ISO 13485 Certification is essentially secure. The issue of the Certificate will take 3-4 weeks. This will greatly simplify all subsequent dealings with TGA, FDA, CE Mark and government departments, all of which require this standard.

Finally, several notes of thanks are in order.

Firstly, I would like to publicly thank Mr David Jenkins for all his efforts for the Company as a founding Director. David brought his considerable financial experience to the Board and guided the Company through the turbulent early days of public float and start-up. He has recently set up residence in Singapore and will not be able to devote the time that he feels is necessary, to OMI, and so, has not stood for re-election. We all wish David the very best in his new venture.

Secondly, I would like to thank the Board and all OMI employees for the huge effort that they have made this last year, in advancing the Company to its present position.

In just 12 months, the strides taken have been enormous and that reflects well on each and every OMI staff and Board member.

WELL DONE ALL OF YOU.

Thirdly, I was told the other day that one of OMI's great strengths was the loyalty of its shareholders. I whole heartedly agree and congratulate you all on that. I would like to finish by saying that hard work, dedication and loyalty will not go unrewarded in OMI.

DR. JOHN TASKE
Chairman

Occupational & Medical Innovations Limited
A.B.N. 11 091 192 871

OMI LIMITED

Unit 1, 12 Booran Drive
SLACKS CREEK QLD 4127

PO Box 2150
LOGAN CITY BC QLD 4114

Ph: 07 3209 3099 Fax: 07 3209 4765

18 November 2003

RETIREMENT OF DIRECTOR

Please find attached the Appendix 3Z for Mr. David Jenkins who did not stand for re-election as a Director at the recent Annual General Meeting.

Mr. Jenkins has recently set up residence in Singapore and will not be able to devote the time that he feels is necessary to OMI and as such, did not stand for re-election. Mr Jenkins was a founding Director and Company Secretary of OMI and brought considerable financial experience and guidance to the Board in its formative years as a public company.

The Board wishes to thank Mr. Jenkins for his efforts as Director and Company Secretary and wishes him all the best in his future endeavours.

Taking the place of Mr. Jenkins on the Board is Mr. Lawrence Litzow. Mr Litzow was appointed to the Board in July of this year, with his appointment being confirmed at the recent Annual General Meeting. Mr. Litzow is a Chartered Accountant and brings to the Board considerable expertise in the area's of finance and corporate governance. Mr. Litzow has also been appointed as Company Secretary.

Bruce Kiehne
Managing Director

Rule 3.19A.3

Appendix 3Z

Final Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	**OCCUPATIONAL & MEDICAL INNOVATIONS LTD**
ABN	**11 091 192 871**

We (the entity) give ASX the following information under listing rule 3.19A.3 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of director	DAVID WENDYL JENKINS
Date of last notice	17 NOVEMBER 2003
Date that director ceased to be director	17 NOVEMBER 2003

Part 1 – Director's relevant interests in securities of which the director is the registered holder
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Number & class of securities
NIL

+ See chapter 19 for defined terms.

Part 2 – Director's relevant interests in securities of which the director is not the registered holder

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Name of holder & nature of interest Note: Provide details of the circumstances giving rise to the relevant interest	Number & class of securities
Australian Mutual Growth Fund Pty Ltd (possible future beneficiary)	370,000 Ordinary Fully Paid Shares

Part 3 – Director's interests in contracts

Detail of contract	N/A
Nature of interest	N/A
Name of registered holder (if issued securities)	N/A
No. and class of securities to which interest relates	N/A

+ See chapter 19 for defined terms.

Occupational & Medical Innovations Limited
A.B.N. 11 091 192 871

LIMITED

Unit 1, 12 Booran Drive
SLACKS CREEK QLD 4127

PO Box 2150
LOGAN CITY BC QLD 4114

Ph: 07 3209 3099 Fax: 07 3209 4765

18 November 2003

RESULTS FROM ANNUAL GENERAL MEETING HELD 17th NOVEMBER 2003.

In accordance with Listing Rule 3.13.2, Occupational & Medical Innovation Limited advises that at the Annual General Meeting held on 17th November 2003, all resolutions were put to the meeting and set out in the meeting notice, were passed on a show of hands.

The total number of proxies and the shares they represented in respect of each resolution are as follow:

Resolution	No of proxies received	No of shares represented by proxies: For	Against	Abstain
Financial Report of Occupational & Medical Innovations Limited and its controlled entities and the Reports of Directors and the Auditor for the Financial Year ended 30 June 2003.	355,931	355,931	0	0
That Dr John Taske, a Director retiring in accordance with the Constitution, being eligible, is re-elected as a Director of Occupational & Medical Innovations Limited."	355,931	355,931	0	0
That the appointment of Lawrence Litzow as a Director of Occupational & Medical Innovations Limited, be confirmed."	355,931	352,931	3,000	0

BRUCE KIEHNE
Managing Director